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August 22, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joanna Lam and Shannon Buskirk

Re:	A SPAC II Acquisition Corp.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed March 13, 2023
File No. 001-41372

On behalf of our client, A SPAC II Acquisition Corp., a British Virgin Islands company (the “Company”), the Company submits to the staff of the Division of Corporation Finance of the Commission (the “Staff”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 8, 2023 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “Original Filing”).

The Company has filed via EDGAR an amendment to the Original Filing (the “Amended 10-K”), which reflects the Company’s responses to the comments received from the Staff. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended 10-K.

Form 10-K for the Fiscal Year ended December 31, 2022

Business, page 1

1.	Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

Response: The Company has disclosed in the IPO prospectus filed on May 3, 2022 and the Original Filing that the Company will not undertake an initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau). Therefore, the Company does not believe that the Company’s initial business combination transaction will be subject to any PRC regulations concerning mergers and acquisitions by foreign investors, or any PRC laws or regulations concerning cash flows associated with such business combination, including shareholder redemption rights. However, there is a possibility that certain PRC government agencies could reach different conclusions, and therefore, the Company has added the relevant disclosures and risk factors in “Part I – Item 1. Business ” on page 2, 11 and 12 of the Amended 10-K accordingly.

2.	Please revise to disclose in the introduction to your Business section that your sponsor and a majority of your executive officers and/or directors having significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Response: In response to the Staff’s comments, the Company has added the disclosures in the introduction to the “Part I – Item 1. Business ” section on page 1 the Amended 10-K.

3.	Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

Response: In response to the Staff’s comments, the Company has added a separate section of “Enforceability of Civil Liability” and disclosed relevant risk factors and requirement information under “Part I – Item 1. Business – Enforceability of Civil Liability” on page 8 and page 9 of the Amended 10-K.

Summary of Risk Factors, page 6

4.	In your summary of risk factors, disclose the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in this filing. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations.

Response: In response to the Staff’s comments, the Company has disclosed relevant risk factors under “Part I – Item 1A. Risk Factors” starting on page 10 of the Amended 10-K.

5.	Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comments, the Company has added the disclosures under “Part I – Item 1. Business – Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations” on page 7 of the Amended 10-K.

Risk Factors, page 7

6.	Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search.

Response: Although the Company’s management and the Sponsor have significant ties to China, the Company is not a PRC operating entity or a China-based issuer. Therefore, the Company does not believe that the Company is subject to relevant PRC rules or laws. However, there is a possibility that certain PRC government agencies could reach a different conclusion and decide to intervene or influence the Company’s operations. Therefore, the Company has added the relevant disclosures and risk factors under “Part I – Item 1. Business – Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations” starting on page 7 of the Amended 10-K.

7.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your officers and directors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: The Company is a blank check company incorporated in the British Virgin Islands. The Company is not involved in the collection of personal data of at least 1 million users and does not implicate cybersecurity. The Company will not undertake an initial business combination with any entity that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau). Therefore, the Company does not believe that the Company or the post-combination entity will be subject to cybersecurity review of the Cyberspace Administration of China. However, the Company added disclosures of risk factors that applicable laws, regulations, or interpretations of PRC may change, and that certain PRC government agencies could reach a different conclusion in “Part I – Item 1. Business – Permission Required from the PRC Authorities for a Business Combination and Relevant PRC Regulations” starting on page 7 of the Amended 10-K.

Financial Statements

Note 7 - Shareholders' Equity, page F-15

8.	We note that you account for the Public and Private Placement Warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

Response: Please see below for the analysis on accounting treatment for the Public Private Placement warrants as equity.

1)	To determine whether the instrument is indexed to a reporting entity’s own stock, ASC 815-40-15-7 suggests a two-step approach:

a. Evaluate the instrument’s contingent exercise provisions, if any.

b. Evaluate the instrument’s settlement provisions.

First-step:

The Company’s Warrant Agreement does not contain any contingent exercise provision.

Second-step:

In accordance with ASC 815-40-15-7C, as the “fixed for fixed” rule, provides guidance on how to evaluate an instrument’s settlement provisions to determine whether the instrument is indexed to the reporting entity’s own stock. The Company reviewed ASC 815-40-15-7D to 7H and analyzed its impact on the Company’s “Adjustments” clause of Section 4 and “Redemption” clause of section 6.1 in the Warrant Agreement:

Under Section 4-Adjustments in the Warrant Agreement, the adjustment to exercise price and number of securities include the following key situations:

a. Stock dividends; Split

b. Aggregation of Shares (in situation of share consolidation, combination etc.)

c. Extraordinary Dividends

d. Adjustments in Exercise Price

e. Replacement of Security Upon Reorganization etc.

f. Business Combination

f. Changes in form of warrants

Under Section 6-Redemption in the Warrant Agreement, the redemption of warrants can be redeemed at the option of the Company if the Company’s share price will be at least $16.50 (subject to adjustment for stock split, dividends, reverse splits, etc.) and there is an effective registration statement covering the issuance of the Ordinary Shares issuable upon exercise of the warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period.

Management believes the adjustments in all of Section 4 and Section 6 of redemption rights are limited to the effect that the dilutive event has on the shares underlying the instrument, the only variable that could affect the settlement amount would be inputs to the fair value of a fixed for fixed forward or option on equity shares, therefore, the warrant instrument shall still be considered indexed to an entity’s own stock (ASC 815-40-15-7D) and (ASC 815-40 -55-43) because these events are within the control of the Company and result solely from Company action.

In addition, the Company believes Section 6 of Redemption is generally deemed to be a non-substantive settlement feature as the warrant is only redeemable in situations when it has significant intrinsic value. As a result, holders of the warrants would be expected to exercise their warrants as opposed to receiving a payment of $0.01 per warrant from the Company.

2)	To determine whether the instrument meets the requirement for equity classification.

ASC 815-40-25-1 and 25-2 provide the general framework for determining whether an instrument that is considered indexed to an issuer’s own stock should be classified as a liability (or in some cases, an asset) or equity. In addition, for a share-settled contract to be classified as equity, each of the additional conditions in ASC 815-40-25-10 must be met to ensure that the issuer has the ability to settle the contract in shares.

The Company believes that warrants meet the requirements in ASC 815-40-25-1 and 25-2 and 25-10, as settlement in shares because the cash settlement in Section 6.3 is at the choice of the Company and not at the choice of the warrant holders should any reorganization event occurred and there was only net share settlement.

3)	In addition, the Company reviewed the guidance announced by SEC on April 12, 2021 – staff statement on accounting and reporting considerations for warrants issued by special purpose acquisition companies (the “Guidance”). The following assessment was made based on the issues raised on the Guidance.

-	Accounting consideration – Indexation

The private placement warrants do not include the provision for any potential changes to the settlement amounts dependent upon the characteristics of the holders, because these warrants have fixed conversion price and does not have variable consideration as the variable conversion consideration under Section 4..4 are based on the Company’s own stock price that fell under ASC 815-40-15-7E-a on which such warrants are considered to be fixed-for-fixed option even with such variable.

-	Accounting consideration – Tender offer provisions

The tender offer provision (no net cash settlement at the option of the holders) under Section 6 of Warrant Agreement. In addition, the Company has rights for redemption, but that is considered at the control of the entity under Section 6.1 of the Warrant Agreement. Except for the redemption rights in according with Section 6 and such rights is considered to be non-substantive settlement feature, the Company is not required to make any cash payment to the registered holder of any Warrant in connection with the ownership, exercise, or surrender of any Warrant.

Conclusion:

The Company accounts for both Public Warrants and Private Placement Warrants issued in accordance with the ASC 815-40. Based on this guidance and the analysis as discussed above, the Company determined that the Company's warrants meet the criteria for classification as equity.

Please do not hesitate to contact Jane Tam at (202) 524-8470 or Giovanni Caruso at (212) 407-4866 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso

Loeb & Loeb LLP

cc: Serena Shie